United States securities and exchange commission logo





                             September 14, 2021

       Enrique Klix
       Chief Executive Officer
       Integral Acquisition Corporation 1
       667 Madison Avenue
       New York, New York 10065

                                                        Re: Integral
Acquisition Corporation 1
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-257058

       Dear Mr. Klix:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1 filed September 3, 2021

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York..., page 73

   1. We note your disclosure on pages 73 and 151 that your warrant agreement identifies the courts of the State of
New York or the United States District Court for the Southern
                                                        District of New York as
the exclusive forum for any action, proceeding or claim against you arising out of or
relating in any way to the warrant agreement. We also note that your form of warrant
agreement filed as Exhibit 4.4 does not contain such a provision. Please revise or advise as
appropriate.
 Enrique Klix
FirstName  LastNameEnrique    Klix1
Integral Acquisition Corporation
Comapany 14,
September  NameIntegral
               2021      Acquisition Corporation 1
September
Page 2     14, 2021 Page 2
FirstName LastName
Description of Securities
Exclusive Forum for Certain Lawsuits, page 154

2. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
         We also note that neither your amended and restated certificate of incorporation nor your bylaws expressly includes a forum selection provision for causes of action arising under the Securities Act. Please reconcile your disclosure and your governing documents as appropriate.
Notes to Financial Statements
Note 6--Commitments and Contingencies
Forward Purchase Shares, page F-15

3. Please describe the terms governing reductions in the price to be paid for forward purchase shares to or below $9.20 per share and explain how these terms were considered in your determination of fair value for the FPA liability presented on page 86. Revise your disclosure accordingly.
Note 7--Stockholders' Equity, page F-18

4. You have determined that public and private warrants to be issued in the planned offering will now be classified in equity, while previously you had determined that these warrants did not meet the criteria for equity treatment and would be recorded as a liability under
         ASC 815-40-15-7D. Please provide us an accounting analysis that supports this change in accounting treatment, including a description of all changes to terms governing these warrants with references to supporting information in your Form S-1 and Exhibit 4.4.
         Warrant Agreement.
Exhibits

5. Please file the form of agreement between the anchor investors and sponsor, which gives the investors an indirect ownership interest in founder shares, as an exhibit to the registration statement.
 Enrique Klix
FirstName  LastNameEnrique    Klix1
Integral Acquisition Corporation
Comapany 14,
September  NameIntegral
               2021      Acquisition Corporation 1
September
Page 3     14, 2021 Page 3
FirstName LastName
6. We note that the consent in Exhibit 23.1 is signed by Marcum LLP New York, NY, while the audit report on page F-2 is signed by Marcum LLP Houston, Texas. Please revise to provide a consent from the same office of your independent registered public accounting firm as the one that signed the audit report.
       You may contact Franklin Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Barry Grossman, Esq.